Power of Attorney
The undersigned, Mark H. Duesenberg, hereby constitutes and appoints the incumbents from time to time of the offices of Chief Financial Officer and Treasurer of the Company, and each of them, as his attorney with full power of substitution and re-substitution, for and in his name, place and stead, to sign and file with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE") any and all Forms 3, 4 and 5 required to be filed with the SEC and/or the NYSE by the undersigned, and any documents related to the filing of the foregoing, including, without limitation, any application for filing codes, with full power and authority to do so and to perform any and all acts and things whatsoever requisite and necessary to be done in the premises, hereby ratifying and approving the acts of such attorney or any such substitute.

/s/ Mark H. Duesenberg
Mark H. Duesenberg
Dated:  September 9, 2008